UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                        ASCENT ENTERTAINMENT GROUP, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   043628-10-6
                                 (CUSIP Number)

                     Brian Schorr c/o Triarc Companies, Inc.
                                 280 Park Avenue
                            New York, New York 10017
                            Tel. No.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 6, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 043628-10-6                                         Page 2 of 16 Pages
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Triarc Companies, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      2,782,700
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      2,782,700


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,782,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.4%*/

14        TYPE OF REPORTING PERSON

          CO,HC

----------------------------------
*/ Based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

                                  SCHEDULE 13D

CUSIP NO. 043628-10-6                                         Page 3 of 16 Pages
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CP International Management Services Ltd.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bahamas

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      2,782,700
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      2,782,700


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,782,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.4%*/

14        TYPE OF REPORTING PERSON

          CO

----------------------------------
*/ Based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

                                  SCHEDULE 13D

CUSIP NO. 043628-10-6                                         Page 4 of 16 Pages
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Consolidated Press International Holdings Limited

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bahamas

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      2,782,700
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      2,782,700


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,782,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.4%*/

14        TYPE OF REPORTING PERSON

          CO,HC

----------------------------------
*/ Based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock") of Ascent Entertainment Group, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is One Tabor Center, 1200 Seventeenth Street, Suite 2800, Denver, Colorado 80202.


Item 2.  Identity and Background.

         (a) The names of the persons filing this statement are Triarc Companies, Inc. ("Triarc"), CP International Management Services Ltd. ("CP International") and Consolidated Press International Holdings Limited ("CPIHL" and, collectively with Triarc and CP International, the "Reporting Persons"). The names of the directors and executive officers of Triarc are set forth on
Schedule 1, which is incorporated herein by reference. No person controls or shares in the control of Triarc who is not a member of its board of directors.

             CP International is owned through a series of subsidiaries by CPIHL. The Packer family directly or indirectly beneficially owns CPIHL. The names of the directors and executive officers of CP International and CPIHL are set forth on Schedules 2 and 3, respectively, which are incorporated herein by reference.

         (b) The business address of Triarc is 280 Park Avenue, New York, New York 10017. The business address of CP International is 2nd Floor, Block A, Russell Court, St. Stephen's Green, Dublin 2, Ireland. The business address of CPIHL is Sassoon House, Northwestern Corner of Shirley Street & Victoria Avenue, City of Nassau, Island of New Providence, Commonwealth of the Bahamas. The business address of Packer is 3rd Floor, 54 Park Street, Sydney, Australia. The business address of each of the directors and executive officers of Triarc, CP International and CPIHL is set forth on Schedules 1, 2 and 3 hereto, respectively, which are incorporated herein by reference.

         (c) Triarc is a holding company which is engaged in beverage and restaurant operations. Triarc also has an equity interest in the liquefied petroleum gas business. CP International and CPIHL are holding companies whose principal business is investments.

             The present principal occupation of each of the directors and executive officers of Triarc, CP International and CPIHL is set forth on Schedules 1, 2 and 3 hereto, respectively, which are incorporated herein by reference.

         (d) During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Triarc is organized under the laws of Delaware. CP International and CPIHL are organized under the laws of the Bahamas. Each of the directors and executive officers of Triarc are United States citizens. The Citizenship for each of the directors and executive officers of CP International and CPIHL is set forth on Schedules 2 and 3, which are incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

         Triarc received shares of Common Stock in June 1997 when COMSAT Corporation distributed all of its shares of Common Stock of the Issuer to its shareholders on a pro rata basis. Thereafter, Triarc purchased additional shares of Common Stock for an aggregate purchase price of $10,829,115. All of Triarc's purchases (other than the shares received in June 1997) were made through open market purchases. Triarc obtained the funds for the purchase of the Common Stock from its funds held for investment.

         CP International purchased 1,391,350 shares of Common Stock for an aggregate purchase price of $9,739,450 through an open market purchase. CP International obtained the funds for the purchase of the Common Stock from its working capital.

Item 4.   Purpose of Transaction.

         The Reporting Persons have acquired the Common Stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the Shares of Common Stock that such Reporting Person now owns or may hereafter acquire. Accordingly, the Reporting Persons should not be considered passive investors.

         None of the Reporting Persons currently has any plans or proposals, though each Reporting Person reserves the right to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Triarc

         (a) Triarc may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,782,700 shares of Common Stock, which represent 9.4% of the issued and outstanding shares of the class of securities identified in Item 1.*/ Of the 2,782,700 shares of Common Stock, Triarc directly holds 1,391,350 shares.

         (b) Triarc has shared voting and investment power with CP International and CPIHL with respect to the 2,782,700 shares of Common Stock.

         (c) During the last 60 days, Triarc has acquired the following shares of Common Stock:

                                  NUMBER OF         PURCHASE PRICE
              DATE                 SHARES           PER SHARE ($)

             9/14/98               15,000               6.25
             9/15/98               15,000               6.25
             9/30/98               15,000               6.6833
            10/01/98               13,000               6.75
            10/02/98               12,000               6.7135
            10/05/98               40,000               6.75
            10/06/98               25,000               6.75
            10/07/98              227,000               6.75
            10/08/98              238,000               6.6342
            10/14/98               86,120               6.00
            10/16/98                2,100               6.00
            10/20/98               11,900               6.4895
            10/22/98              154,000               6.6546
            10/23/98               10,000               6.725
            11/12/98              126,350               7.00

All of such purchases by Triarc were open market purchases.

         CP International and CPIHL

         (a) Each of CP International and CPIHL may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,782,700 shares of Common Stock, which represent 9.4% of the issued and outstanding shares of the class of securities identified

---------
*/ Based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 in Item 1.*/ Of the 2,782,700 shares of Common Stock, CP International directly holds 1,391,350 shares.

         (b) CP International and CPIHL have shared voting and investment power with Triarc with respect to the 2,782,700 shares of Common Stock.

         (c) In an open market transaction on November 6, 1998, CP International purchased 1,391,350 shares of Common Stock at $7.00 per share.

         Except as set forth herein, to the best knowledge of Triarc, CP International and CPIHL, none of the persons named in Item 2(a) beneficially owns any shares of Common Stock of the Issuer.

Item 6. Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In order to share the voting and investment power over the shares of Common Stock of the Issuer held by the Reporting Persons, the Reporting Persons have orally agreed to form a limited liability company. Each of Triarc and CP International will contribute 1,391,350 shares of Common Stock of the Issuer to the capital of the limited liability company. Pursuant to the limited liability company agreement, it is expected that Triarc and CP International will be equal members of the limited liability company and any decision with respect to the limited liability company will require the approval of both members.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Joint Filing Agreement of the Reporting Persons, dated November 13, 1998.

---------
*/ Based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

                                   Signatures


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated: November 13, 1998

                              Triarc Companies, Inc.


                              By: /s/ Brian L. Schorr
                              -----------------------
                              Name:  Brian L. Schorr
                              Title: Executive Vice President and
                                     General Counsel


                              CP International Management Services Ltd.


                              By: /s/ Peter G. Beer
                              ---------------------
                              Name:  Peter G. Beer
                              Title: Executive and Company Director


                              Consolidated Press International Holdings Limited


                              By: /s/ Peter G. Beer
                              ---------------------
                              Name:  Peter G. Beer
                              Title: Alternative Director to John Cherry
                                     and Secretary

Exhibits
--------
Exhibit 1 - Joint Filing Agreement

                                                                      SCHEDULE 1

                             TRIARC COMPANIES, INC.

                                                                   3. Principal Occupation or Employment and the
                                                                   Name, Principal Business and Address, of
                                                                   Organization in which such Employment is
1. Name                       2. Residence or Business Address     Conducted (if different from column 2)
----------------------------------------------------------------------------------------------------------------
Nelson Peltz                  c/o Triarc Companies, Inc.           Chairman and Chief Executive Officer and
                              280 Park Avenue                      Director of Triarc Companies, Inc.
                              New York, NY 10017

Peter W. May                  c/o Triarc Companies, Inc.           President and Chief Operating Officer, and
                              280 Park Avenue                      Director of Triarc Companies, Inc.
                              New York, NY 10017

John L. Barnes, Jr.           c/o Triarc Companies, Inc.           Executive Vice President and Chief Financial
                              280 Park Avenue                      Officer of Triarc Companies, Inc.
                              New York, NY 10017

Eric D Kogan                  c/o Triarc Companies, Inc.           Executive Vice President, Corporate
                              280 Park Avenue                      Development, of Triarc Companies, Inc.
                              New York, NY 10017

Brian L. Schorr               c/o Triarc Companies, Inc.           Executive Vice President and General Counsel of
                              280 Park Avenue                      Triarc Companies, Inc.
                              New York, NY 10017

Francis T. McCarron           c/o Triarc Companies, Inc.           Senior Vice President, Taxes, of Triarc
                              280 Park Avenue                      Companies, Inc.
                              New York, NY 10017

                                                                   3. Principal Occupation or Employment and the
                                                                   Name, Principal Business and Address, of
                                                                   Organization in which such Employment is
1. Name                       2. Residence or Business Address     Conducted (if different from column 2)
----------------------------------------------------------------------------------------------------------------
Anne A. Tarbell               c/o Triarc Companies, Inc.           Senior Vice President, Investor Relations and
                              280 Park Avenue                      Corporate Communications, of Triarc
                              New York, NY 10017                   Companies, Inc.

Stuart I. Rosen               c/o Triarc Companies, Inc.           Vice President and Associate General Counsel
                              280 Park Avenue                      and Secretary of Triarc Companies, Inc.
                              New York, NY 10017

Fred H. Schaefer              c/o Triarc Companies, Inc.           Vice President and Chief Accounting Officer of
                              280 Park Avenue                      Triarc Companies, Inc.
                              New York, NY 10017

Hugh L. Carey                 c/o Whitman Breed Abbott &           Director of Triarc Companies, Inc., Former
                              Morgan LLP                           Governor of the State of New York and member
                              200 Park Avenue                      of Congress and currently Of Counsel at
                              New York, NY 10166                   Whitman Breed Abbott & Morgan LLP (a law
                                                                   firm)

Clive Chajet                  c/o Chajet Consultancy LLC           Director of Triarc Companies, Inc., Chairman,
                              575 Madison Avenue                   Chajet Consultancy, L.L.C.(a consultancy firm
                              10th Floor                           specializing in identity and image management)
                              New York, NY 10022

Stanley R. Jaffe              c/o Jaffilms, LLC                    Director of Triarc Companies, Inc., Owner,
                              152 West 57th Street                 JAFFILMS, L.L.C. (a film production company)
                              52nd Floor
                              New York, NY 10019

                                                                   3. Principal Occupation or Employment and the
                                                                   Name, Principal Business and Address, of
                                                                   Organization in which such Employment is
1. Name                       2. Residence or Business Address     Conducted (if different from column 2)
----------------------------------------------------------------------------------------------------------------
Joseph A. Levato              c/o Triarc Companies, Inc.           Director of Triarc Companies, Inc., Former
                              280 Park Avenue                      Executive Vice President and Chief Financial
                              New York, NY 10017                   Officer of Triarc Companies, Inc.

David E. Schwab II            c/o Cowan, Liebowitz & Latman, P.C.  Director of Triarc Companies, Inc., Senior
                              1133 Avenue of the Americas          Counsel, Cowan, Liebowitz & Latman, P.C. (a
                              New York, NY 10036-6799              law firm)

Raymond S. Troubh             c/o 10 Rockefeller Plaza             Director of Triarc Companies, Inc., Financial
                              Suite 712                            Consultant and Director of various public
                              New York, NY 10020                   companies.

Gerald Tsai, Jr.              c/o Tsai Management, Inc.            Director of Triarc Companies, Inc., Private
                              200 Park Avenue, Suite 4501          Investor
                              New York, NY 10166

                                                                      SCHEDULE 2

                    CP INTERNATIONAL MANAGEMENT SERVICES LTD.

                                                                                         4. Principal Occupation or
                                                                                         Employment and the Name,
                                                                                         Principal Business and
                                                                                         Address, of Organization in
                                                                                         which such Employment is
                                                        3. Residence or Business         Conducted (if different from
1. Name                     2. Citizenship              Address                          column 3)
-----------------------------------------------------------------------------------------------------------------------
Peter G. Beer               Australia                   2nd Floor, Block A, Russell      Executive and Company
                                                        Court, St. Stephen's Green,      Director of CP International
                                                        Dublin 2, Ireland                Management Services Ltd.

R. Timothy Gallie           England                     2016 Hutchinson House, 10        Company Director of CP
                                                        Harcourt Road, Central,          International Management
                                                        Hong Kong                        Services Ltd.

Ian G. Robinson             Australia                   50/F Hopewell Centre,            Company Director of CP
                                                        182 Queen's Road                 International Management
                                                        East Wanchai, Hong Kong          Services Ltd.

Thomas J. Gallagher         Ireland                     2nd Floor, Block A, Russell      Secretary of CP International
                                                        Court, St. Stephen's Green,      Management Services Ltd.
                                                        Dublin 2, Ireland

                                                                      SCHEDULE 3

                CONSOLIDATED PRESS INTERNATIONAL HOLDINGS LIMITED

                                                                                         4. Principal Occupation or
                                                                                         Employment and the Name,
                                                                                         Principal Business and
                                                                                         Address, of Organization in
                                                                                         which such Employment is
                                                        3. Residence or Business         Conducted (if different from
1. Name                     2. Citizenship              Address                          column 3)
-----------------------------------------------------------------------------------------------------------------------
Kerry F.B. Packer           Australia                   3rd Floor, 54 Park Street,       Company Director of
                                                        Sydney, Australia                Consolidated Press
                                                                                         International Holdings
                                                                                         Limited
John Cherry                 England                     3rd Floor, 54 Park Street,       Company Director of
                                                        Sydney, Australia                Consolidated Press
                                                                                         International Holdings
                                                                                         Limited
Ian Fair                    England                     Windermere House, 404 East       Company Director of
                                                        Bay Street, PO Box SS-5539,      Consolidated Press
                                                        Nassau, Bahamas                  International Holdings
                                                                                         Limited
Peter G. Beer               Australia                   2nd Floor, Block A, Russell      Alternative Director to John
                                                        court, St. Stephen's Green,      Cherry and Secretary of
                                                        Dublin 2, Ireland                Consolidated Press
                                                                                         International Holdings
                                                                                         Limited

                                                                                         4. Principal Occupation or
                                                                                         Employment and the Name,
                                                                                         Principal Business and
                                                                                         Address, of Organization in
                                                                                         which such Employment is
                                                        3. Residence or Business         Conducted (if different from
1. Name                     2. Citizenship              Address                          column 3)
-----------------------------------------------------------------------------------------------------------------------
Andrew Leitch               Canada                      50th Floor, Hjopewell            Alternate Director to Ian Fair
                                                        Centre, 183 Queen's Road         of Consolidated Press
                                                        East, Central, Hong Kong         International Holdings
                                                                                         Limited